UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 14, 2012



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

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(Former Name or Former Address, if Changed Since Last Report.)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Winnebago Industries, Inc. is filing herewith a press release issued on June 14, 2012, as Exhibit 99.1 which is incorporated by reference herein. The press release was issued to report earnings for the third quarter of Fiscal 2012 ended May 26, 2012.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

**Exhibit
Number Description**
99.1   Press release of Winnebago Industries, Inc. dated June 14, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Date: June 14, 2012	By:	/s/ Randy J. Potts
	Name:	Randy J. Potts
	Title:	Chairman of the Board, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of Winnebago Industries, Inc. dated June 14, 2012.

Contact: Sheila Davis - PR/IR Mgr. - 641-585-6803 - sdavis@winnebagoind.com

WINNEBAGO INDUSTRIES REPORTS RESULTS FOR
THIRD QUARTER FISCAL 2012
-- Income from Operations Significantly Increased in Third Quarter FY12 Versus Prior Year Quarter --

FOREST CITY, IOWA, June 14, 2012 - Winnebago Industries, Inc. (NYSE:WGO), a leading United States (U.S.) recreation vehicle (RV) manufacturers, today reported financial results for the Company's third quarter of Fiscal 2012 and first nine months of Fiscal 2012.

Revenues for the third quarter of Fiscal 2012 ended May 26, 2012 were $155.7 million, an increase of 14.9 percent, versus $135.6 million for the third quarter of Fiscal 2011. Included within consolidated revenues was $16.4 million associated with towable products, compared to $7.2 million for the third quarter of Fiscal 2011. The Company reported an operating profit of $3.5 million for the quarter versus $538,000 for the third quarter of Fiscal 2011. Net income for the third quarter was $3.9 million versus $1.2 million for the third quarter of Fiscal 2011. On a diluted per share basis, the Company had net income of $0.13 for the third quarter of Fiscal 2012 versus $0.04 for the third quarter of Fiscal 2011.

Revenues were higher in the quarter as compared to the prior year primarily due to an increase in wholesale deliveries of towable products and the increase in average selling price for all RV products due to the mix of higher priced products delivered. The third quarter of Fiscal 2012 gross margin was positively impacted by better fixed cost absorption due to higher production levels as compared to the prior period.

Revenues for the first nine months of Fiscal 2012 were $419.1 million, an increase of 14.6 percent, compared to $365.9 million for the first nine months of Fiscal 2011. The Company reported an operating profit of $3.0 million for the first nine months of Fiscal 2012, compared to $9.5 million for the same period of Fiscal 2011. Net income for the first nine months of Fiscal 2012 was $4.1 million, or $0.14 per diluted share, versus $8.3 million, or $0.28 per diluted share, for the first nine months of the last fiscal year.

Revenues were higher for the first nine months as compared to the prior period for the same reasons as during the third quarter, with increased towable deliveries and increased average selling prices for all RV products due to the mix of higher priced products delivered. Operating profit for the first nine months was lower as compared to the prior period most notably due to increased pricing and inflationary pressures in Fiscal 2012 and the fact that Fiscal 2011 results included a $3.5 million pre-tax benefit from the results of an annual physical inventory of work-in-process, due to lower actual inventory scrap and production loss.

“Our business was sequentially much stronger during the third fiscal quarter and as a result, our margins have improved," said Winnebago Industries' Chairman, CEO and President Randy Potts. "Notably, towables achieved their first full quarter of operating profitability in the third quarter. Our sales order backlog for motorized products was strong going into our Dealer Days event held in May in Las Vegas. This event resulted in even more orders, particularly for our towable products, due to the positive reception to our new product offerings. Our RV inventory on dealers' lots is fresh but at a conservative level, which combined with our higher order position leads us to be optimistic about the remainder of the fiscal year."

Conference Call

Winnebago Industries, Inc. will conduct a conference call in conjunction with this release at 9 a.m. Central Time today, Thursday, June 14, 2012. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://www.winnebagoind.com/investor.html. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries

Winnebago Industries, Inc., The Most Recognized Name In Motor Homes®, is a leading U.S. manufacturer of recreation vehicles used primarily in leisure travel and outdoor recreation activities. The Company and its subsidiary build quality motor homes, travel trailers and fifth wheel products under the Winnebago, Itasca, Era and SunnyBrook brand names. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since the award's inception in 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://www.winnebagoind.com/investor.html.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any

forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

#

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Operations
(In thousands, except percent and per share data)

	Quarter Ended			
	May 26, 2012		May 28, 2011	
Net revenues	$ 155,709	100.0 %	$ 135,568	100.0 %
Cost of goods sold	143,638	92.2 %	126,865	93.6 %
Gross profit	12,071	7.8 %	8,703	6.4 %
Operating expenses:				
Selling	4,331	2.8 %	3,608	2.7 %
General and administrative	4,213	2.7 %	3,952	2.9 %
Impaired assets	—	— %	605	0.4 %
Total operating expenses	8,544	5.5 %	8,165	6.0 %
Operating income	3,527	2.3 %	538	0.4 %
Non-operating income	402	0.3 %	76	0.1 %
Income before income taxes	3,929	2.5 %	614	0.5 %
Benefit for taxes	(12)	— %	(581)	(0.4)%
Net income	$ 3,941	2.5 %	$ 1,195	0.9 %
Income per common share:				
Basic	$ 0.13		$ 0.04	
Diluted	$ 0.13		$ 0.04	
Weighted average common shares outstanding:				
Basic	29,225		29,124	
Diluted	29,263		29,152	

	Nine Months Ended			
	May 26, 2012		May 28, 2011	
Net revenues	$ 419,146	100.0 %	$ 365,872	100.0 %
Cost of goods sold	391,733	93.5 %	334,646	91.5 %
Gross profit	27,413	6.5 %	31,226	8.5 %
Operating expenses:				
Selling	12,485	3.0 %	10,129	2.8 %
General and administrative	11,938	2.8 %	11,623	3.2 %
Impaired assets	—	— %	(39)	— %
Total operating expenses	24,423	5.8 %	21,713	5.9 %
Operating income	2,990	0.7 %	9,513	2.6 %
Non-operating income	549	0.1 %	550	0.2 %
Income before income taxes	3,539	0.8 %	10,063	2.8 %
(Benefit) provision for taxes	(525)	(0.1)%	1,767	0.5 %
Net income	$ 4,064	1.0 %	$ 8,296	2.3 %
Income per common share:				
Basic	$ 0.14		$ 0.28	
Diluted	$ 0.14		$ 0.28	
Weighted average common shares outstanding:				
Basic	29,171		29,118	
Diluted	29,243		29,135	

Winnebago Industries, Inc.
Unaudited Consolidated Balance Sheets
(In thousands)

	May 26, 2012		August 27, 2011	
ASSETS				
Current assets:				
Cash and cash equivalents	$	80,831	$	69,307
Short-term investments		250		—
Receivables, net		18,476		19,981
Inventories		69,604		69,165
Prepaid expenses and other assets		4,289		4,227
Income taxes receivable		875		1,525
Deferred income taxes		1,402		649
Total current assets		175,727		164,854
Property, plant, and equipment, net		20,382		22,589
Assets held for sale		600		600
Long-term investments		9,091		10,627
Investment in life insurance		22,981		23,669
Goodwill		1,228		1,228
Amortizable intangible assets		661		720
Other assets		13,254		15,640
Total assets	$	243,924	$	239,927
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	24,635	$	21,610
Income taxes payable		—		104
Accrued expenses		32,413		29,604
Total current liabilities		57,048		51,318
Long-term liabilities:				
Unrecognized tax benefits		4,853		5,387
Postretirement health care and deferred compensation benefits, net of current portion		67,158		74,492
Total long-term liabilities		72,011		79,879
Stockholders' equity		114,865		108,730
Total liabilities and stockholders' equity	$	243,924	$	239,927

Winnebago Industries, Inc.
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Nine Months Ended	
	May 26, 2012	May 28, 2011
Operating activities:		
Net income	$ 4,064	$ 8,296
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	3,786	4,193
LIFO expense	844	1,193
Asset impairment	—	605
Stock-based compensation	863	1,001
Deferred income taxes including valuation allowance	(753)	874
Postretirement benefit income and deferred compensation expenses	510	1,034
Provision for doubtful accounts	28	5
Increase in cash surrender value of life insurance policies	(523)	(617)
Loss (gain) on sale or disposal of property	20	(867)
Gain on life insurance	(281)	(372)
Other	579	90
Change in assets and liabilities:		
Inventories	(1,283)	(30,091)
Receivables and prepaid assets	1,893	2,609
Income taxes and unrecognized tax benefits	105	(747)
Accounts payable and accrued expenses	4,950	1,523
Postretirement and deferred compensation benefits	(3,053)	(2,792)
Net cash provided by (used in) operating activities	11,749	(14,063)
Investing activities:		
Proceeds from the sale of investments, at par	750	6,450
Proceeds from life insurance	1,404	659
Purchases of property and equipment	(1,527)	(1,590)
Proceeds from the sale of property	16	4,009
Cash paid for acquisition, net of cash acquired	—	(4,694)
Other	(558)	(410)
Net cash provided by investing activities	85	4,424
Financing activities:		
Payments for purchase of common stock	(343)	(89)
Proceeds from exercises of stock options	—	83
Other	33	184
Net cash (used in) provided by financing activities	(310)	178
Net increase (decrease) in cash and cash equivalents	11,524	(9,461)
Cash and cash equivalents at beginning of period	69,307	74,691
Cash and cash equivalents at end of period	$ 80,831	$ 65,230
Supplemental cash flow disclosure:		
Income taxes paid	$ 115	$ 1,638

Winnebago Industries, Inc.
Unaudited Deliveries

(In units)	Quarter Ended May 26, 2012		May 28, 2011		Increase (Decrease)	% Change
Class A gas	429	33.5%	425	33.1%	4	0.9 %
Class A diesel	234	18.3%	204	15.9%	30	14.7 %
Total Class A	663	51.8%	629	49.0%	34	5.4 %
Class B	87	6.8%	1	0.1%	86	NMF
Class C	530	41.4%	653	50.9%	(123)	(18.8)%
Total motor homes	1,280	100.0%	1,283	100.0%	(3)	(0.2)%
Fifth wheel	289	44.7%	94	28.8%	195	207.4 %
Travel trailer	357	55.3%	232	71.2%	125	53.9 %
Total towables	646	100.0%	326	100.0%	320	98.2 %

(In units)	Nine Months Ended May 26, 2012		May 28, 2011		Increase (Decrease)	% Change
Class A gas	1,163	35.0%	1,145	34.6%	18	1.6 %
Class A diesel	701	21.1%	692	20.9%	9	1.3 %
Total Class A	1,864	56.1%	1,837	55.5%	27	1.5 %
Class B	215	6.5%	2	0.1%	213	NMF
Class C	1,242	37.4%	1,468	44.4%	(226)	(15.4)%
Total motor homes	3,321	100.0%	3,307	100.0%	14	0.4 %
Fifth wheel	715	43.5%	115	28.0%	600	521.7 %
Travel trailer	928	56.5%	296	72.0%	632	213.5 %
Total towables	1,643	100.0%	411	100.0%	1,232	299.8 %

Unaudited Backlog

(In units)	As Of May 26, 2012		May 28, 2011		Increase (Decrease)	% Change
Class A gas	479	38.7%	187	29.1%	292	156.1 %
Class A diesel	257	20.8%	113	17.6%	144	127.4 %
Total Class A	736	59.5%	300	46.7%	436	145.3 %
Class B	120	9.7%	130	20.2%	(10)	(7.7)%
Class C	381	30.8%	212	33.0%	169	79.7 %
Total motor home backlog[1]	1,237	100.0%	642	100.0%	595	92.7 %
Fifth wheel	204	40.4%	46	28.0%	158	343.5 %
Travel trailer	301	59.6%	118	72.0%	183	155.1 %
Total towable backlog[1]	505	100.0%	164	100.0%	341	207.9 %
Approximate backlog revenue in thousands:						
Motor homes	$ 131,418		$ 61,924		$ 69,494	112.2 %
Towables	$ 12,487		$ 3,532		$ 8,955	253.5 %

(1) We include in our backlog all accepted purchase orders from dealers to be shipped within the next six months. Orders in backlog can be canceled or postponed at the option of the purchaser at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Unaudited Dealer Inventory

(In units)	As Of May 26, 2012	May 28, 2011	(Decrease) Increase	% Change
Motor homes	1,940	2,068	(128)	(6.2)%
Towables	1,370	1,028	342	33.3 %